UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN

Plan number:  007

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC  29644
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of AVX 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AVX 401(k) Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina
June 22, 2012

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2010 and 2011

	2010	2011
ASSETS:
Investments, at fair value:
AVX Corporation Common Stock	$2,521,000	$1,782,394
Kyocera Corporation American Depository Shares	2,236,618	1,404,560
Money Market Fund	109,252	74,756
Pooled Separate Account	4,240,183	4,118,783
Mutual Funds	10,002,929	8,862,921
Total Investments	19,109,982	16,243,414

Receivables:
Employer contributions	7,989	9,577
Employee contributions	14,076	20,661
Notes receivable from participants	1,234,288	1,188,583
Total Receivables	1,256,353	1,218,821
Net assets available for benefits at fair value	20,366,335	17,462,235
Adjustment from fair value to contract value for Pooled Separate Account	48,895	42,865
Net assets available for benefits	$20,415,230	$17,505,100

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION
401(k) PLAN FOR HOURLY PAID EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2011

2011
Investment income (loss):
Net depreciation in fair value of investments	$(1,079,538)
Interest and dividends	314,774
Net investment loss	(764,764)

Interest income on notes receivable from participants	68,213

Contributions:
Employee	652,110
Employer	293,996
Total contributions	946,106

Total additions	249,555

Deductions:
Benefits paid to participants	2,984,053
Transfers out of Plan to related Plan	153,302
Administrative expenses	22,330

Total deductions	3,159,685

Net decrease	(2,910,130)

Net assets available for benefits:
Beginning of year	20,415,230
End of year	$17,505,100

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan").  Participants should refer to the Plan document for more completeinformation.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Trust Company, (the “Trustee”).  In December of 2009, the Plan was amended to comply with the Pension Protection Act of 2006 (“PPA”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“PPA Technical Corrections Act”).  The PPA amendment is effective for plan years beginning on January 1, 2007.  The HEART Act and PPA Technical Corrections Act are effective for plan years beginning on January 1, 2008.  Effective January 1, 2010, the Plan was amended to be in compliance with the with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 “(EGTRRA”), technical corrections made by the Job Creation and Worker Assistance Act of 2002 (“JCWAA”), and other regulations and guidance published by the Internal Revenue Service that are effective after December 31, 2001 including final regulations issued under Section 415 of the Internal Revenue Code of 1986.

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $16,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of 1% of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $49,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the finalvaluation date in any year can be used to pay administrative costs and/or reduce employer contributions. At December 31, 2010 and 2011, the net forfeited balance available totaled $35,823 and $33,535, respectively. Forfeitures of $7,900 and $2,167 were used to pay administrative costs during the years ended December 31, 2010 and 2011, respectively.  No forfeited amounts were used to reduce employer contributions.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
--Company Matching --
Years of Service	Colorado Springs
1 Year	20%
2 Year	40%
3 Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cashdistribution equal to the full value of his or her salary reduction contribution account and the vested value ofhis or her employer matching and fixed contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS").  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These notes are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2010 and 2011, interest rates ranged from 4.75% to 9.75%.  All scheduled note repayments are made through payroll deductions and early note repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for notes receivable from participants.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value. See Note 4 herein. Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2011.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  The notes receivable are secured by the participant account balance and are considered delinquent and written off as a deemed distribution when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the date of the statement of financial condition with fund information but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition with fund information, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition with fund information but arose after that date.  The Plan’s management performed an evaluation to determine whether or not there have been any subsequent events since the date of the statement of financial condition with fund information.

Benefit payments:

Benefits are recorded when paid.

New Accounting Standards:

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2010-06, Improving Disclosures about Fair Value Measurements amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have a significant affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2010 and 2011, are as follows:
	2010	2011
AVX Corporation Common Stock	$2,521,000	$1,782,394
Kyocera Corporation American Depository Shares	2,236,618	1,404,560
NY Life Insurance Company Anchor Account I	4,240,183	4,118,783
Janus Balanced Fund	*	924,681
Janus Fund	1,145,382	*
Columbia Select Large-Cap Value Fund	2,423,166	2,106,522
PIMCO Total Return Fund	2,115,949	1,911,706
American EuroPacific Growth Fund	1,171,944	900,451
MainStay S&P 500 Index Fund	1,021,754	890,439
MainStay Large Cap Growth Fund	*	929,510

* Amounts were less than 5% of the Plan’s total net assets available for respective Plan year.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

AVX Corporation Common Stock	$(398,533)
Kyocera Corporation ADS	(422,926)
Mutual Funds	(258,079)
Total	$(1,079,538)

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

●
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

●	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,106,522	$2,106,522	$-	$-
Large Cap Growth	929,515	929,515	-	-
Large Cap Blend	2,715,571	2,715,571	-	-
Mid Cap Blend	695,423	695,423	-	-
Small Cap Value	53,351	53,351	-	-
Fixed Income	2,040,521	2,040,521	-	-
Target Retirement	322,018	322,018	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	74,756	74,756	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	4,118,783	-	4,118,783	-
Common Stock:
Kyocera Corporation American Depository Shares	1,404,560	1,404,560	-	-
AVX Corporation Common Stock	1,782,394	1,782,394	-	-
Total	$16,243,414	$12,124,631	$4,118,783	$-

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,423,166	$2,423,166	$-	$-
Large Cap Growth	1,145,382	1,145,382	-	-
Large Cap Blend	3,200,887	3,200,887	-	-
Mid Cap Blend	790,039	790,039	-	-
Small Cap Value	52,014	52,014	-	-
Fixed Income	2,144,318	2,144,318	-	-
Target Retirement	247,123	247,123	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	109,252	109,252	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	4,240,183	-	4,240,183	-
Common Stock:
Kyocera Corporation American Depository Shares	2,236,618	2,236,618	-	-
AVX Corporation Common Stock	2,521,000	2,521,000	-	-
Total	$19,109,982	$14,869,799	$4,240,183	$-

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investments” section below.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2010 and 2011 was 2.16% and 2.67%, respectively. For the years ended December 31, 2010 and 2011, the average yield credited to participants in the Plan was 2.14% and 3.17%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2010 or 2011. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The pooled separate account investment is designed to provide income while preserving principal.  The fund primarily invests in corporate bonds, commercial mortgage backed securities, collateralized mortgage obligations and asset backed securities. The fair value is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2010	2011
Net Assets:
AVX Corporation Common Stock	$411,312	$354,755

Year Ended
December 31, 2011
Changes in Net Assets:
Contributions	$72,097
Dividends	6,739
Net appreciation	(76,031)
Benefits paid to participants	(55,474)
Transfers to related plan	(3,888)
Total	$(56,557)

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan todiscontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Inthe event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In July 2010, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federalincome taxes under provisions of Section 501(a).  The Plan has been amended since the date of submission of the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2008.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2010, the Plan held investments of $2,521,000 or 163,383 shares of AVX Corporation Common Stock and $2,236,618 or 21,889 shares of Kyocera Corporation ADS.  As of December 31, 2011, the Plan held investments of $1,782,394 or 139,686 shares of AVX Corporation Common Stock and $1,404,560 or 17,601 shares of Kyocera Corporation ADS.

During 2010, certain participant contributions totaling approximately $2,850 were held by the Company and not deposited to participant accounts within the timeframe mandated by Department of Labor regulations.  Delays in remitting contributions to the trustee were due to administrative errors.  The Company intends to compensate participants for any lost interest resulting from the delay in contributions remittance.  Management estimates that lost income associated with the delay in contributions amounts to approximately $400.  These nonexempt transactions do not affect the tax status determination of the Plan, and the Company intends to pay all required excise taxes, fines or penalties imposed.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2011 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2010	2011

Net assets available for benefits per the financial statements	$20,415,230	$17,505,100
Less:
Adjustments from contract value to fair value for Pooled Separate Account	48,895	42,865
Net assets available for benefits per Form 5500	$20,366,335	$17,462,235

For the year ending December 31, 2011
Net decrease in net assets available for benefits per the financial statements	$(2,910,130)
Add:
Adjustments from contract value to fair value for Pooled Separate Account	6,030
Transfers out of Plan to related Plan	153,302
Net decrease in net assets available for benefits per Form 5500	$(2,750,798)

10.	Subsequent Event:

Effective March 30, 2012, the Board of Trustees of the MainStay Cash Reserves Fund decided to liquidate the fund and it will no longer be an investment option to the Plan.  The Company’s Retirement Committee decided to replace the fund with another money market fund, the PIMCO Money Market Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 22, 2012

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2011
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,157,826	$1,782,394

*	Kyocera Corporation	American Depository Shares	**	1,404,560

*	MainStay Cash Reserves Fund	Money Market Fund	**	74,756

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	4,118,783

	RidgeWorth Small-Cap Value Equity Fund	Mutual Fund	**	53,351
	Janus Balanced Fund	Mutual Fund	**	924,681
	JP Morgan SmartRet Income Select	Mutual Fund	**	11,878
	JP Morgan SmartRet 2015 Select	Mutual Fund	**	47,736
	JP Morgan SmartRet 2020 Select	Mutual Fund	**	40,859
	JP Morgan SmartRet 2025 Select	Mutual Fund	**	127,409
	JP Morgan SmartRet 2030 Select	Mutual Fund	**	39
	JP Morgan SmartRet 2035 Select	Mutual Fund	**	64,849
	JP Morgan SmartRet 2040 Select	Mutual Fund	**	109
	JP Morgan SmartRet 2045 Select	Mutual Fund	**	25,915
	JP Morgan SmartRet 2050 Select	Mutual Fund	**	3,224
*	MainStay S&P 500 Index Fund	Mutual Fund	**	890,439
*	MainStay Large Cap Growth Fund	Mutual Fund	**	929,510
	Columbia Select Large-Cap Value Fund	Mutual Fund	**	2,106,522
	PIMCO Total Return Fund	Mutual Fund	**	1,911,706
	PIMCO Real Return Fund	Mutual Fund	**	128,815
	American EuroPacific Growth Fund	Mutual Fund	**	900,451
	Oppenheimer Dev Markets Fund	Mutual Fund	**	5
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	695,423
				8,862,921

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.75% and maturing through 2014.	**	1,188,583

				$17,431,997

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.